UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number   1-4639

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 1, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CTS Corporation

Full Name of Registrant

Former Name if Applicable

905 West Boulevard North

Address of Principal Executive Office (Street and Number)
Elkhart, Indiana 46514

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     CTS Corporation (the “Company”) is unable to complete the filing of its Quarterly Report on Form 10-Q for the three-month period ended April 1, 2007 within the prescribed time period as a result of the Company’s delay in the filing of its Annual Report on Form 10-K for the year ended December 31, 2006. As previously reported, the Company commenced an investigation of accounting misstatements at its Moorpark, California manufacturing location. The investigation was initiated by management and was conducted under the oversight of the Audit Committee of the Board of Directors of the Company. The Company retained independent forensic accountants and outside legal counsel to assist in the investigation.
     The Company has completed its investigation, and the Company’s independent registered public accounting firm is currently in the process of completing the audit of the Company’s financial statements as of and for the year ended December 31, 2006. Additionally, the Company will file amended financial statements for the first three quarters of 2006 on amended Quarterly Reports on Form 10-Q/A.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas A. Kroll	(574)	293-7511
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

As noted above in Part III, the Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CTS Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION
Date	May 11, 2007	By	/s/ Thomas A. Kroll

Name: Thomas A. Kroll Title: Vice President and Controller